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SEC USE ONLY
DOCUMENT SEQUENCE NO.
CUSIP NUMBER
WORK LOCATION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 144

NOTICE OF PROPOSED SALE OF SECURITIES
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION:	Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.

1 (a) NAME OF ISSUER (Please type or print) Elephant Talk Communications, Inc.	(b) IRS IDENT. NO. 95-4557538	(c) S.E.C. FILE NO. 000-30061
1 ( d ) ADDRESS OF ISSUER STREET CITY STATE ZIP CODE			(e) TELEPHONE NO.
19103 Centre Rose Blvd. Lutz FL 33558			AREA CODE 813	NUMBER 926-8920
2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD	(b) RELATIONSHIP TO ISSUER	(c) ADDRESS STREET CITY STATE ZIP CODE
Alex Vermeulen	Secretary and General Counsel	19103 Centre Rose Blvd. Lutz, FL 33558

INSTRUCTION:  The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3 (a)	(b)	SEC USE ONLY	(c)	(d)	(e)	(f)	(g)
Title of the Class of Securities To Be Sold	Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	Broker-Dealer File Number	Number of Shares or Other Units To Be Sold (See instr. 3(c))	Aggregate Market Value (See instr. 3(d))	Number of Shares or Other Units Outstanding (See instr. 3(e))	Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)	Name of Each Securities Exchange (See instr. 3(g))
Common Stock, no par value	Dawson James Securities, Inc. 925 South Federal Highway, 6th Floor Boca Raton, FL 33432		155,296 (1)	$397,557.76 (2)	89,171,658	12/06/10 through 12/25/10	(3)

INSTRUCTIONS:			3.	(a)	Title of the class of securities to be sold
1.	(a)	Name of issuer		(b)	Name and address of each broker through whom the securities are
	(b)	Issuer’s I.R.S. Identification Number			intended to be sold
	(c)	Issuer’s S.E.C. file number, if any		(c)	Number of shares or other units to be sold (if debt securities, give the
	(d)	Issuer’s address, including zip code			aggregate face amount)
	(e)	Issuer’s telephone number, including area code		(d)	Aggregate market value of the securities to be sold as of a specified
	(f)	Approximate date on which the securities are to be sold			date within 10 days prior to the filing of this notice
	(g)	Name of each securities exchange, if any, on which the securities are intended to be sold		(e)	Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer

2.	(a)	Name of person for whose account the securities are to be sold
	(b)	Such person’s relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
	(c)	Such person’s address, including zip code

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
SEC 1147 (08-07)

TABLE I - SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:
Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired (7)	Date of Payment	Nature of Payment
Common Stock, no par value	06/29/2010	Employee Compensation	Elephant Talk Communications, Inc.	86,255	(4)	(4)
Common Stock, no pay value	06/30/2009	Employee Compensation	Elephant Talk Communications, Inc.	100,000	(4)	(4)
Common Stock, no par value	06/30/2007	Employee Compensation	Elephant Talk Communications, Inc.	156,032 (5)	(4)	(4)
Common Stock, no par value	06/28/2007	Employee Compensation	Elephant Talk Communications, Inc.	76,032 (6)	(4)	(4)

INSTRUCTIONS:  If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
Alex Vermeulen 19103 Centre Rose Blvd. Lutz, FL 33558	Common Stock, no par value	09/17/2010	45,500	$85,363.29
Alex Vermeulen 19103 Centre Rose Blvd. Lutz, FL 33558	Common Stock, no par value	09/16/2010	4,500	$8,325.00
REMARKS:
(1)	Reporting person may sell up to this amount.
(2)	As of December 7, 2010.
(3)	The Issuer is listed on the over-the-counter markets and all sales will occur there.
(4)	The shares of common stock were granted as employee compensation.
(5)	Reporting Person was originally issued 3,900,800 shares. This has been revised to reflect the Issuer’s 25 to 1 reverse split.
(6)	Reporting Person was originally issued 1,900,800 shares. This has been revised to reflect the Issuer’s 25 to 1 reverse split.
(7)	Does not reflect any sales made by reporting person during the period August 19, 2010 through September 24, 2010, as described in Reporting Person’s Form 144 filed with the SEC on September 22, 2010.

INSTRUCTIONS:
See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:
The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.  If each person has adopted a written trading plan or given trading instructions to satisfy Rule 10b5-1 under the Exchange Act, by signing the form and indicating the date that the plan was adopted or the instruction given, that person makes such representation as of the plan adoption or instruction date.

12/9/10	/s/ Alex Vermeulen
DATE OF NOTICE	(SIGNATURE)

DATE OF PLAN ADOPTION OR GIVING OF INSTRUCTION, IF RELYING ON RULE 10B5-1
The notice shall be signed by the person for whose account the securities are to be sold.  At least one copy of the notice shall be manually signed.
Any copies not manually signed shall bear typed o  printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)